Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

Paragon 28, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

69913P105

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 69913P105	Page 1 of 7

1	Names of Reporting Persons Rosenthal Investment Company, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,214,165
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,214,165

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,214,165
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 9.4%
12	Type of Reporting Person OO

Schedule 13G

CUSIP No. 69913P105	Page 2 of 7

1	Names of Reporting Persons Lee Rosenthal
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,711,465
	6	Shared Voting Power 7,318,300
	7	Sole Dispositive Power 1,711,465
	8	Shared Dispositive Power 7,318,300

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,029,765
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 11.8%
12	Type of Reporting Person IN

Schedule 13G

CUSIP No. 69913P105	Page 3 of 7

ITEM 1.	(a)	Name of Issuer:

Paragon 28, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

14445 Grasslands Drive, Englewood, CO 80112

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Rosenthal Investment Company, LLC

Lee Rosenthal

(b)	Address or Principal Business Office:

The business address of each of the Reporting Persons is 7865 Forest Keep Circle, Parker, CO 80134.

(c)	Citizenship of each Reporting Person is:

Rosenthal Investment Company, LLC is organized under the laws of Colorado. Lee Rosenthal is a citizen of the United States.

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (“Common Stock”).

(e)	CUSIP Number:

69913P105

ITEM 3.

Not applicable.

Schedule 13G

CUSIP No. 69913P105	Page 4 of 7

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2021, based upon 76,449,162 shares of Common Stock outstanding as of May 3, 2022, based on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2022.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Rosenthal Investment Company, LLC(1)	7,214,165	9.4%	0	7,214,165	0	7,214,165
Lee Rosenthal(2)	9,029,765	11.8%	1,711,465	7,318,300	1,711,465	7,318,300

(1) Rosenthal Investment Company, LLC is the record holder of 7,214,165 shares of Common Stock in the Issuer.

(2) Mr. Rosenthal may be deemed the beneficial owner of 9,029,765 shares of Common Stock, which includes (i) 7,214,165 shares of Common Stock held by the Rosenthal Investment Company, LLC, where Mr. Rosenthal is a managing member, (ii) 1,423,965 shares of Common Stock held directly by Mr. Rosenthal, (iii) 104,135 shares of Common Stock held by his spouse and (iv) 287,500 shares of Common Stock issuable pursuant to vested stock options held by Mr. Rosenthal.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

Schedule 13G

CUSIP No. 69913P105	Page 5 of 7

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

Schedule 13G

CUSIP No. 69913P105	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 28, 2022

Rosenthal Investment Company, LLC

By:	/s/ Lee Rosenthal
Name:	Lee Rosenthal
Title:	Managing Member

Lee Rosenthal

/s/ Lee Rosenthal

Schedule 13G

CUSIP No. 69913P105	Page 7 of 7

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.